UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                                        1st Quarter 2003 Results
                                                                     May 5, 2003

                                  PRESS RELEASE

             Disclosure of 1st Quarter Results for 2003 compared
                         to 1st Quarter Results of 2002

Banco Bradesco,  (BOVESPA: BBDC4 and BBDC3; Latibex: XBBDC; NYSE: BBD), Brazil’s
largest  Private  Group in revenues  for the fourth  year in a row and  Brazil’s largest Bank in equity, according to the 2002 issue of Exame Magazine’s Best and
Biggest  Guide,  announced  today its results for the first three months of 2003
(1Q03).  The Bank reported net income of R$ 508 million,  a 19.4%  increase over results for the same  quarter in 2002 (1Q02) of R$ 425 million and  earnings per thousand  shares of R$ 0.33,  an  increase of 10.0% as compared to earnings  for
1Q02 of R$ 0.30.  Annualized  return on  stockholders’  equity was 18.50% and on
Total Assets 1.41%, compared with 18.27% and 1.43%, respectively for 1Q02.

The quarter was marked by the following important events:

•    On January 10,  2003,  the signing of a  commitment  to transfer  the share control of Banco Bilbao Vizcaya  Argentaria Brasil S.A. and subsidiaries to
     Bradesco.

•    On January  27,  2003,  the  signing  with Banco J.P.  Morgan  S.A.,  of an
     “Agreement  for the Transfer of Rights and  Obligations  and Other Accords”
     regarding  the  acquisition  of  the  activities  of   Administration   and
     Management of the  Securities  and Investment  Fund  Portfolios  managed by
     JPMorgan Fleming Asset Management.

•    In March, a 20% increase in monthly  interest  attributed to own capital to be paid as from April 2003

•    On  March  31,  2003,  the  Stockholders’   Meeting  held  to  approve  the
     incorporation of the shares of the minority stockholders of Banco Mercantil de São Paulo S.A.

The  following  financial  and  operating  information,  except where  otherwise indicated, is presented on a consolidated basis and in reais, in accordance with
Brazilian corporate legislation. The full report can be downloaded directly from the Investor Relations page on the Bank’s website (www.bradesco.com.br).

1. Highlights for the first quarter of 2003

•    Net Income was R$ 508 million for 1Q03, a 19.4% increase as compared to net income for 1Q02.

     -    Financial  Activity results were R$ 332 million, a 39.5% increase over results for 1Q02.

     -    The Insurance Group (Insurance,  Private Pension Plan and Savings Bond
          companies) contributed with results of R$ 156 million, a 6.0% decrease in comparison with results for 1Q02.

     -    The results of other activities totaled R$ 20 million.

•    Income   from   financial   intermediation   totaled   R$  2,628   million,
     corresponding to 51.8% increase compared with 1Q02.

•    The financial margin was R$ 3,436 million, a growth of 45.3% as compared to
     1Q02.

•    Operating Income was R$ 1,140 million, 84.8% higher than in 1Q02.

•    Consolidated  Assets amounted to R$ 145,000  million,  a growth of 21.6% as compared to 1Q02.

•    The Basel  capital  adequacy  ratio was 19.7% on a  consolidated  financial basis and 17.1% on a total consolidated basis,  compared to 15.2% and 13.6%
     respectively, in 1Q02.

•    The  permanent  assets to  stockholders'  equity  ratio was 42.5% on a consolidated  financial basis and 31.3% on a total consolidated basis, compared to 64.2% and 50.8%, respectively in 1Q02.

2. Analysis of Consolidated Results

2.1  Income from Lending and Trading activities

Income from Credit and Leasing Operations totaled R$ 3,031 million,  an increase of 20.0% as compared to 1Q02. This growth mainly  reflects:  (i) the increase in average  interest rates for 1Q03; and (ii) the increase in the average volume of the  credit  portfolio  for the  period,  as a result of  acquisitions  in 1H02, partially offset by negative exchange variation of 5.1% in 1Q03.

Results of Securities and Derivative Financial Instrument Operations amounted to
R$ 3,513  million,  an increase of 122.6%  compared to 1Q02.  The  variation was mainly  due to:  (i)  additional  resources  from  increased  funding  in  1Q03, especially  technical  reserves;  and (ii) increase in average interest rates in
1Q03.

Results of Foreign Exchange Transactions totaled R$ 99 million, 68.0% lower than in 1Q02. This account should be analyzed net of foreign funding expenses used to finance  import/export  operations  as  described  in Note  14 to the  Financial
Statements. Net of these deductions,  results would be R$ 59 million in 1Q02 and
R$ 72 million in 1Q03.

2.2  Expenses for Lending and Trading Activities

Market Funding Expenses totaled R$ 3,424 million,  an increase of 92.7% compared to 1Q02. This growth mainly reflects: (i) the increase in average interest rates for 1Q03;  and (ii) the increase in the average volume of funds obtained for the period,  partially  offset  by  negative  exchange  variation  of 5.1% in  1Q03, particularly impacting securities issued abroad.

Expenses for  Borrowings and  Onlendings  totaled R$ 141 million,  a decrease of
57.3% compared to 1Q02. The variation was mainly due to : (i) negative  exchange variation  of 5.1% in 1Q03;  (ii)  increase  in average  interest  rates for the period;  and to a  lesser  extent:  (iii)  increase  in the  average  volume  of borrowings and onlendings.

Provision  for Loan  Losses  totaled  R$ 808  million,  27.6% more than in 1Q02.
Excluding the additional provisions of R$ 11 million and R$ 298 million recorded in 1Q02 and 1Q03,  respectively,  the decrease of R$ 112 million in this expense reflects the Bank’s  selective  credit granting  strategy and economic  scenario improvements.

2.3 Financial  Margin totaled R$ 3,436  million,  45.3% higher than in 1Q02. The increased  margin mainly  reflects:  (i) average interest rate increases for the period , partially  offset by: (ii)  negative  exchange  variation  in 1Q03,  on permanent  investments abroad. The annualized  financial margin on total average assets  increased  from 8.8% in 1Q02 to 9.9% in 1Q03.  Adjusting the  additional provision  for market  risk  fluctuation  recorded/reversed  for these  periods, annualized financial margin would be 8.9% and 10.4%, respectively.

2.4  Other Operating Income and Expenses

Income on Commissions  and Fees totaled R$ 998 million in 1Q03, a 15.9% increase compared with 1Q02. The growth rate reflects increased revenue from: (i) cards -
R$ 55  million;  (ii)  checking  accounts - R$ 39  million,  mainly  maintenance charges;  (iii) credit  operations - R$ 23 million,  mainly from contracting and opening of credit;  (iv)  collection - R$ 11  million;  offset by (v)  decreased revenue from managed funds - R$ 14 million.

Income from Insurance Premiums,  Private Pension Plans and Savings Bonds totaled
R$ 2,770 million in 1Q03, a 42.1% increase compared to 1Q02, mainly derived from
(i) an increase in revenue from VGBL life insurance premiums introduced in March
2002; and (ii) an increase in premiums from the Auto and Health portfolios.

Variations in Technical Reserves for Insurance,  Pension Plans and Savings Bonds
totaled  R$ 1,043  million  in 1Q03,  an  increase  of 309.0%  over  1Q02.  This variation  was due to  growth in  technical  reserves  as a result of  increased revenue from VGBL premiums.

Insurance  Claims were R$ 1,019 million,  an 18.2% growth rate compared to 1Q02, mainly as a result of: (i) increased  insurance  sales;  and (ii) an increase in
Life insurance premium redemptions.

Personnel Expenses for the quarter increased by 18.6% to R$ 1,053 million,  when compared  to  1Q02,  mainly  due  to  (i)  salary  increases  (7%)  pursuant  to trade-union agreements (September/02);  (ii) increase in the number of employees subsequent  to  acquisitions  in 1H02 - R$ 54  million;  and (iii)  increase  in expenses  for benefits and to a less extent,  strengthening  of  provisions  for labor claims - R$ 13 million. .

Administrative Expenses for the quarter were R$ 1,101 million,  corresponding to a growth  rate of 30.5%  in  relation  to 1Q02.  The  increase  mainly  reflects expansion  in the customer  service  network,  in  particular:  (i)  third-party services - R$ 38 million;  (ii)  depreciation  and amortization - R$ 38 million;
(iii)  communications  - R$ 28  million;  (iv)  rents -  R$ 29  million,  mainly relating to branches  which were  auctioned  from June 2002; (v) leasing - R$ 26 million; and (vi) the effects of acquisitions in 1H02.

2.5 Operating Income

Operating  Income was  R$ 1,140  million,  an increase  of 84.8% over 1Q02.  The increase  mainly  reflects:  (i) positive  variation in financial  margin;  (ii)
increase in income from  commissions and fees; (iii) increase in other operating income,  net of other operating  expenses,  offest by : (iv) increase in expense for provision for loan losses, and (v) increases in personnel and administrative expenses

2.6  Taxes and Contributions

Taxes and  contributions  paid and  accrued,  including  social  security  dues, totaled  R$ 884  million,  corresponding  to 1.74 times net income for 1Q03.  In
1Q02, taxes and contributions corresponded to 1.66 times net income.

3. Analysis of the Consolidated Balance Sheet

3.1 Securities

Securities  totaled R$ 34,430  million,  a decrease of 11.6% as compared to 1Q02 and are  classified  as  follows:  68.0%  are  “Trading  Securities”,  16.2% are
“Available  for Sale”,  15.0% are “Held to  Maturity”  and 0.8% are  “Derivative
Financial Instruments”.  The securities portfolio includes restricted securities and technical reserves of the Organization’s insurance, private pension plan and savings bond companies.  Securities  comprised  23.7% of the total  consolidated assets in 1Q03, as compared to 32.7% in 1Q02.

3.2 Credit Operations

The Credit Portfolio totaled R$ 49,655 million,  an increase of 0.2% compared to
1Q02.

AA to C rated credit transactions  totaled R$ 45,062 million and represent 90.7%
of the Credit Portfolio for the period, compared to 90.2% in 1Q02.

The balance of the Allowance for Loan Losses (PDD) totaled R$ 3,902 million,  an increase of 12.1% in relation  to 1Q02 and  corresponding  to 7.9% of the credit portfolio, compared with 7.0% in 1Q02.

Charge-offs for the period amounted to R$ 572 million, an increase of 35.2% over
1Q02, corresponding to 1.2% of the credit portfolio, compared with 0.9% in 1Q02.

The abnormal course Credit Portfolio comprising D to H ratings (credits past due for more than 60 days, plus  respective  future  installments)  totaled R$ 2,742 million,  a decrease of 11.4%  compared to 1Q02.  The total  allowance (R$ 3,902 million) covers 142.3% of this portfolio. In 1Q02, coverage was 112.4%.

3.3 Funds Obtained

Total  deposits  amounted  to R$ 54,871  million,  a 19.5%  increase  over 1Q02.
Deposits  comprise R$ 10,964  million in demand  deposits,  R$ 20,236 million in savings  deposits,  R$ 23,631  million  in time  deposits  and R$ 40  million in interbank deposits.

Borrowings and Onlendings amounted to R$ 16,229 million, up 10.3% over 1Q02.

Subordinated Debt totaled R$ 3,391 million, 71.2% in local currency and 28.8% in foreign currency.

Technical  Reserves  for  Insurance,  Savings  Bonds and Private  Pension  Plans
totaled R$ 21,050 million, a 44.9% growth rate compared to 1Q02.

3.4  Stockholders’ Equity

Stockholders’ Equity totals R$ 11,708 million, an 18.0% increase over 1Q02.

Managed  Stockholders’  Equity is R$  11,821  million,  or 8.1% of  consolidated assets, compared with 8.6% in 1Q02.

Total  Reference  Equity (capital base) is R$ 15,143  million,  a growth rate of
28.9% compared to 1Q02.

Net equity per thousand shares is R$ 7.73.

4. Funds Under Management

Funds under management by Bradesco Asset Management  totaled R$ 75,931  million, of which  R$ 54,862  million is in  Investment  Funds and  R$ 21,069  million in
Customer  Portfolios,  increases of 15.8% and 23.3%,  respectively,  compared to
1Q02.

5. Customer Service Network

At the end of March 2003, the Bradesco Customer Service Network had:

     2,965     Branches  in Brazil  (Bradesco  - 2,521  Banco  BCN - 224,  Banco
               Mercantil - 219 and Banco Finasa - 1).

         6     Branches  abroad,  1 in New York  (Bradesco),  4 in Grand  Cayman
               (Bradesco,  BCN,  Mercantil and Banco  Boavista) and 1 in Nassau,
               Bahamas (Boavista).

         7     Subsidiaries  abroad  (Banco  Bradesco  Argentina  S.A. in Buenos
               Aires, Banco Bradesco  Luxembourg S.A. and Banco Mercantil de São
               Paulo  International  S.A., both in Luxembourg,  Boavista Banking
               Ltd. in Nassau,  Cidade  Capital  Markets  Ltd. in Grand  Cayman,
               Bradesco Services Co. Ltd. in Tokyo and Bradesco Securities, Inc.
               in New York).

     2,745     Banco Postal branches.

     1,871     Banking service  posts and outlets in companies (Bradesco - 1,486
               BCN - 186 and Mercantil - 199).

     1,755     Outplaced terminals in the BDN- Bradesco Day and Night Network.

        51     Branches of Finasa Promotora de Vendas, present in 13,342 vehicle dealerships  and 1,182 stores  selling  furniture and home decor, mobile phones and IT related equipment.

    21,285     ATMs in the BDN - Bradesco  Day and Night  Self-service  Network,
               11,476 of which also operate at weekends and on bank holidays.

Bradesco  Internet  Banking  had more than 4.9  million  registered  users,  who carried out 79.3 million  transactions  in 1Q03, a 32% increase in the number of transactions as compared to 1Q02.

ShopCredit,  the  Bank’s  Loan and  Financing  website,  computed  131  thousand transactions/operations for 1Q03.

6. Human Resources

The Bradesco  Organization’s  headcount  totals  74,172  employees,  with 62,959 employed by Bradesco and 11,213 by its subsidiary companies.

Seeking to enhance the level of its customer service quality, the Bank continued
its  across-the-board  staff  training  program  in the  pursuit  to  offer  its employees  best  possible  professional  qualifications  and career  development opportunities.  The benefit plans designed to guarantee the  well-being,  better life quality and security of Bradesco  employees  and their  dependents  covered
183,595 people at the end of the quarter.

7. Bradesco Organization Activities in the Social Area

In the social area, the  Organization  continues its important  educational work through the Bradesco Foundation (Fundação Bradesco). This year, with the opening of a new unit in Boa Vista,  capital of the State of Roraima, the Foundation now has a total of 39 schools,  installed  as a priority in Brazil’s  most  deprived regions in all 26 states and in the  Federal  District.  More than 105  thousand students receive education, completely free-of-charge, including youth and adult education courses and basic professional  training. The Bradesco Foundation also provides  free meals,  uniforms,  school  materials and  medical/dental  care to
49,463 infant, junior, middle/high and technical school pupils.

8. Market Indicators (%)

--------------------------------------------------------------------------------
                                            1Q02                   1Q03
--------------------------------------------------------------------------------
   USD commercial rate                      0.14                  (5.10)
--------------------------------------------------------------------------------
   CDI                                      4.20                   5.68
--------------------------------------------------------------------------------
   IPCA                                     1.49                   5.13
--------------------------------------------------------------------------------
   TR - Reference rate                      0.55                   1.28
--------------------------------------------------------------------------------

9. Forthcoming Events

9.1. Teleconference - Results for the First Quarter of 2003

Date: May 5, 2003

In Portuguese:
16h30 (São Paulo time)
Brazil: (0xx11) 4613-0501
International: (+5511) 4613-0501
Conference Call ID: 473 or Bradesco

In English:
14h30 (São Paulo time)
USA: (+1 888) 694-4502 (Toll Free)
Brazil: (0800) 891-5046
International: (+1 973) 935-8511
Conference Call ID: 473 or Bradesco

Simultaneous webcast: www.bradesco.com.br

Additional information can be obtained from our Investor Relations Team:

Contacts:

Jean Philippe Leroy                      Bernardo Garcia
Technical Director of Investor Relations Executive Manager of Investor Relations
Phone: (# 55 11) 3684-9229               Phone: (# 55 11) 3684-9302
e-mail: 4260.jean@bradesco.com.br        e-mail: 4260.bernardo@bradesco.com.br

The  information  contained in this document may include  future  considerations that reflect the current  perception and  perspectives of Banco Bradesco’s Board of Executive Officers on developments in the macroeconomic  environment,  sector conditions,  interest rates,  performance and the Bank’s financial results.  Any statements,  expectations,  capacities,  plans and conjectures contained in this document  and  which  do not  describe  historical  facts,  such as  information regarding the declaration of the payment of dividends,  the future  direction of operations,  implementation of significant  operating and financial  strategies, the investment program,  factors or trends which affect the financial condition, liquidity or results of operations,  are future  considerations  of significance provided for in the “U.S. Private Securities  Litigation Reform Act” of 1995 and
contemplate  various risks and  uncertainties.  There is no guarantee  that such
results  will  occur.   The  statements   are  based  on  various   factors  and
expectations, including economic and market conditions, industry competitiveness and  operating  factors.  Actual  results  could be  materially  different  from
Bradesco’s  present  expectations  in the  event  of  possible  changes  to such expectations and factors.

                                                        1st Quarter 2003 Results
                                                                     May 5, 2003

                                  PRESS RELEASE

               Disclosure of 1st Quarter Results for 2003 compared
                        to 4th Quarter Results for 2002

Banco Bradesco,  (BOVESPA: BBDC4 and BBDC3; Latibex: XBBDC; NYSE: BBD), Brazil’s
largest  Private  Group in revenues  for the fourth  year in a row and  Brazil’s largest Bank in equity, according to the 2002 issue of Exame Magazine’s Best and
Biggest Guide,  announced today its first-quarter  results for 2003 (1Q03).  The
Bank reported net income of R$ 508 million,  a 27.3% decrease compared to income reported for the fourth quarter of 2002 (4Q02) of R$ 698  million,  and earnings per thousand shares of R$ 0.33,  a decrease of 32.7% as compared to earnings for
4Q02 of R$ 0.49.  Annualized  return on  stockholders’  equity was 18.50% and on
Total Assets 1.41%, compared with 28.34% and 1.97%, respectively for 4Q02.

The quarter was marked by the following important events:

•    On January 10,  2003,  the signing of a  commitment  to transfer  the share control of Banco Bilbao Vizcaya  Argentaria Brasil S.A. and subsidiaries to
     Bradesco.

•    On January  27,  2003,  the  signing  with Banco J.P.  Morgan  S.A.,  of an
     “Agreement  for the Transfer of Rights and  Obligations  and Other Accords”
     regarding  the  acquisition  of  the  activities  of   Administration   and
     Management of the  Securities  and Investment  Fund  Portfolios  managed by
     JPMorgan Fleming Asset Management.

•    In March, a 20% increase in monthly  interest  attributed to own capital to be paid as from April 2003

•    On  March  31,  2003,  the  Stockholders’   Meeting  held  to  approve  the
     incorporation of the shares of the minority stockholders of Banco Mercantil de São Paulo S.A.

The  following  financial  and  operating  information,  except where  otherwise indicated, is presented on a consolidated basis and in reais, in accordance with
Brazilian corporate legislation. The full report can be downloaded directly from the Investor Relations page on the Bank’s website (www.bradesco.com.br).

1. Highlights for the first quarter of 2003

•    Net Income was R$ 508 million for 1Q03, a 27.3% decrease as compared to net income for 4Q02.

     -    Financial  Activity results were R$ 332 million, a 0.30% increase over results for 4Q02.

     -    The Insurance Group (Insurance,  Private Pension Plan and Savings Bond
          companies)  contributed  with  results  of  R$ 156  million,  a  42.7%
          decrease in comparison with results for 4Q02.

     -    The results of other activities totaled R$ 20 million.

•    Income   from   financial    intermediation   totaled   R$ 2,628   million,
     corresponding to 11.3% increase compared with 4Q02.

•    The financial margin was R$ 3,436 million, a growth of 16.8% as compared to
     4Q02.

•    Operating Income was R$ 1,140 million, 73.0% higher than in 4Q02.

•    Consolidated  Assets  amounted to R$ 145,000  million,  a growth of 1.6% as compared to 4Q02.

•    The Basel  capital  adequacy  ratio was 19.7% on a  consolidated  financial basis and 17.1% on a total consolidated basis,  compared to 17.9% and 15.8%
     respectively, in 4Q02.

•    The  permanent  assets  to  stockholders'  equity  ratio  was  42.5%  on  a consolidated  financial  basis  and  31.3% on a total  consolidated  basis, compared to 48.3% and 37.2%, respectively in 4Q02.

2. Analysis of Consolidated Results

2.1 Income from Lending and Trading activities

Income from Credit and Leasing Operations totaled R$ 3,031 million,  an increase of 90.0% as compared to 4Q02. This growth mainly  reflects:  (i) the increase in average  interest rates for 1Q03;  partially  offset by: (ii) negative  exchange variation of 5.1% in 1Q03.  This account should be analyzed in conjunction  with
“expenses for borrowings and onlendings” and “market funding expenses”.

Results of Securities and Derivative Financial Instrument Operations amounted to
R$ 3,513  million,  an increase of 340.8%  compared to 4Q02.  The  variation was mainly  due to:  (i)  additional  resources  from  increased  funding  in  1Q03, especially  technical  reserves;  and (ii) increase in average interest rates in
1Q03.  This  account  should be  analyzed  in  conjunction  with  “expenses  for borrowings and onlendings” and “market funding expenses”.

Results of Foreign  Exchange  Transactions  totaled R$ 99 million,  41.8% higher than in 4Q02.  This account should be analyzed net of foreign  funding  expenses used to finance import/export operations. Net of these deductions, results would be R$ 74 million in 4Q02 and R$ 72 million in 1Q03.

2.2 Expenses for Lending and Trading Activities

Market Funding Expenses totaled R$ 3,424 million, an increase of 340.1% compared to 4Q02. This growth mainly reflects: (i) the increase in average interest rates for 1Q03;  and (ii) the increase in the average volume of funds obtained for the period, affected mainly by new issuances of securities abroad in 1Q03, partially offset by:  (iii)  negative  exchange  variation  of 5.1% in 1Q03.  This account should be analyzed in conjunction with “income on credit and leasing operations”
and “results of securities and derivative financial instrument operations”.

Expenses for  Borrowings and Onlendings  totaled R$ 141  million,  a decrease of
116.9% compared to expenses of R$ (834)  million for 4Q02. The variation  mainly reflects: (i) average interest rate increases in 1Q03; partially offset by: (ii)
less  decrease in negative  exchange  variation  compared to 4Q02.  This account should be analyzed in conjunction with “income on credit and leasing operations”
and “results of securities and derivative financial instrument operations”.

Provision  for Loan  Losses  totaled  R$ 808  million,  39.6% more than in 4Q02.
Excluding the additional provisions of R$ 81 million and R$ 298 million recorded in 4Q02 and 1Q03,  respectively,  the slight  decrease of R$ 12  million in this expense reflects typical first-quarter seasonal effects.

2.3 Financial Margin

Financial  margin  totaled  R$ 3,436  million,  16.8%  higher than in 4Q02.  The oscillation in margin was mainly due to: (i) less decrease in exchange variation as compared to 4Q02, on permanent  investments abroad; and (ii) average interest rate increases for 1Q03. The annualized financial margin on total average assets increased from 8.6% in 4Q02 to 9.9% in 1Q03.  Adjusting the additional provision for market risk  fluctuation  recorded/reversed  for these  periods,  annualized financial margin would be 9.9% and 10.4%, respectively.

2.4 Other Operating Income and Expenses

Income on  Commissions  and Fees totaled R$ 998 million in 1Q03, a 0.7% increase compared with 4Q02. Income on commissions and fees remained  practically stable, with a slight increase in the credit card component.

Income from Insurance Premiums,  Private Pension Plans and Savings Bonds totaled
R$ 2,770  million in 1Q03,  a 14.6%  decrease  compared  to 4Q02,  mainly due to greater  sales of  supplementary  pension plan  products in 4Q02,  following the introduction  of rules  which  permit  the  deduction  by  participants  of plan contributions for income tax calculation purposes.

Variations in Technical Reserves for Insurance,  Pension Plans and Savings Bonds
totaled  R$ 1,043  million in 1Q03, a decrease of 29.7% compared with 4Q02. This variation  was generated by a decrease in technical  reserves  following a lower sales volume of supplementary pension plan products in 1Q03 compared with 4Q02.

Insurance  Claims were R$ 1,019  million,  an 8.8% growth rate compared to 4Q02.
This variation was due to: (i) the increase in claims  payments;  (ii) insurance premium redemptions in the Life line; and (iii) Auto line claims.

Personnel  Expenses for the quarter increased by 0.6% to R$ 1,053 million,  when compared to 4Q02. Personnel expenses, despite the concentration of vacation pay, remained  almost stable for the quarter,  as a result of the increase in expense for benefits and the strengthening of provisions for labor claims.

Administrative Expenses for the quarter were R$ 1,101 million,  corresponding to a 0.9%  decrease  when  compared to expenses for 4Q02.  Administrative  expenses remained  practically  stable for the quarter with a slight  reduction  decrease following a decrease in expenses for advertising and publicity in 1Q03.

2.5 Operating Income

Operating  income was  R$ 1,140  million,  an increase  of 73.0% over 4Q02.  The increase mainly reflects:  (i) positive  variation in financial margin; and (ii)
increase in other operating income, net of other operating expenses, offest by :
(iv) increase in expense for provision for loan losses

2.6 Taxes and Contributions

Taxes and  contributions  paid and  accrued,  including  social  security  dues, totaled  R$ 884  million,  corresponding  to 1.74 times net income for 1Q03.  In
4Q02, taxes and contributions corresponded to 0.87 times net income.

3. Analysis of the Consolidated Balance Sheet

3.1 Securities

Securities totaled R$ 34,430 million, a decrease of 7.0% as compared to 4Q02 and are classified as follows: 68.0% are “Trading Securities”,  16.2% are “Available
for  Sale”,  15.0% are “Held to  Maturity”  and 0.8% are  “Derivative  Financial
Instruments”.  The  securities  portfolio  includes  restricted  securities  and technical  reserves of the  Organization’s  insurance,  private pension plan and savings bond companies.  Securities  comprised  23.7% of the total  consolidated assets in 1Q03, as compared 25.9% in 4Q02.

3.2 Credit Operations

The Credit Portfolio totaled R$ 49,655  million,  a decrease of 2.3% compared to
4Q02.

AA to C rated credit transactions  totaled R$ 45,062 million and represent 90.7%
of the Credit Portfolio for the period, compared to 90.9% in 4Q02.

The balance of the Allowance for Loan Losses (PDD) totaled R$ 3,902 million,  an increase  of 6.5% in relation  to 4Q02 and  corresponding  to 7.9% of the credit portfolio, compared with 7.2% in 4Q02.

Charge-offs for the period amounted to R$ 572 million,  21.9% less than in 4Q02, corresponding to 1.2% of the credit portfolio, compared with 1.4% in 4Q02.

The abnormal course Credit Portfolio comprising D to H ratings (credits past due for more than 60 days, plus respective  future  installments)  totaled  R$ 2,742 million,  an increase of 2.5% compared to 4Q02.  The total  allowance  (R$ 3,902 million) covers 142.3% of this portfolio. In 4Q02, coverage was 137.0%.

3.3 Funds Obtained

Total  deposits  amounted to R$ 54,871  million,  a decrease of 2.6% compared to
4Q02. Deposits comprise R$ 10,964 million in demand deposits,  R$ 20,236 million in savings  deposits,  R$ 23,631  million in time  deposits and R$ 40 million in interbank deposits.

Borrowings  and  Onlendings  amounted  to  R$ 16,229  million,  down  by 1.3% as compared to 4Q02.

Subordinated Debt totaled R$ 3,391 million, 71.2% in local currency and 28.8% in foreign currency.

Technical  Reserves  for  Insurance,  Savings  Bonds and Private  Pension  Plans
totaled R$ 21,050 million, a 9.9% growth rate over 4Q02.

3.4 Stockholders’ Equity

Stockholders’ Equity totals R$ 11,708 million, a 7.9% increase over 4Q02.

Managed  Stockholders’  Equity is  R$ 11,821  million,  or 8.1% of  consolidated assets, compared with 7.8% in 4Q02.

Total  Reference  Equity (capital base) is R$ 15,143  million,  a growth rate of
5.2% compared to 4Q02.

Net equity per thousand shares is R$ 7.73.

4. Funds Under Management

Funds under management by Bradesco Asset Management  totaled R$ 75,931  million, of which  R$ 54,862  million is in  Investment  Funds and  R$21,069  million in
Customer  Portfolios,  increases of 20.8% and 11.8%,  respectively,  compared to
4Q02.

5. Customer Service Network

At the end of March 2003, the Bradesco Customer Service Network had:

      2,965    Branches  in Brazil  (Bradesco  - 2,521  Banco  BCN - 224,  Banco
               Mercantil - 219 and Banco Finasa - 1).

          6    Branches  abroad,  1 in New York  (Bradesco),  4 in Grand  Cayman
               (Bradesco,  BCN,  Mercantil and Banco  Boavista) and 1 in Nassau,
               Bahamas (Boavista).

          7    Subsidiaries  abroad  (Banco  Bradesco  Argentina  S.A. in Buenos
               Aires, Banco Bradesco  Luxembourg S.A. and Banco Mercantil de São
               Paulo  International  S.A., both in Luxembourg,  Boavista Banking
               Ltd. in Nassau,  Cidade  Capital  Markets  Ltd. in Grand  Cayman,
               Bradesco Services Co. Ltd. in Tokyo and Bradesco Securities, Inc.
               in New York).

      2,745    Banco Postal branches.

      1,871    Banking service  posts and outlets in companies (Bradesco - 1,486
               BCN - 186 and Mercantil - 199).

     1,755     Outplaced terminals in the BDN- Bradesco Day and Night Network.

         51    Branches of Finasa Promotora de Vendas, present in 13,342 vehicle dealerships  and 1,182 stores  selling  furniture and home decor, mobile phones and IT related equipment.

     21,285    ATMs in the BDN - Bradesco  Day and Night  Self-service  Network,
               11,476 of which also operate at weekends and on bank holidays.

Bradesco  Internet  Banking  had more than 4.9  million  registered  users,  who carried out 79.3 million transactions in 1Q03, a 14.9% increase in the number of transactions as compared to 4Q02.

ShopCredit,  the  Bank’s  Loan and  Financing  website,  computed  131  thousand transactions/operations for 1Q03.

6. Human Resources

The Bradesco  Organization’s  headcount  totals  74,172  employees,  with 62,959 employed by Bradesco and 11,213 by its subsidiary companies.

Seeking to enhance the level of its customer service quality, the Bank continued
its  across-the-board  staff  training  program  in the  pursuit  to  offer  its employees  best  possible  professional  qualifications  and career  development opportunities.  The benefit plans designed to guarantee the  well-being,  better life quality and security of Bradesco  employees  and their  dependents  covered
183,595 people at the end of the quarter.

7. Bradesco Organization Activities in the Social Area

In the social area, the  Organization  continues its important  educational work through the Bradesco Foundation (Fundação Bradesco). This year, with the opening of a new unit in Boa Vista,  capital of the State of Roraima, the Foundation now has a total of 39 schools,  installed  as a priority in Brazil’s  most  deprived regions in all 26 states and in the  Federal  District.  More than 105  thousand students receive education, completely free-of-charge, including youth and adult education courses and basic professional  training. The Bradesco Foundation also provides  free meals,  uniforms,  school  materials and  medical/dental  care to
49,463 infant, junior, middle/high and technical school pupils.

8. Market Indicators (%)

--------------------------------------------------------------------------------
                                            4Q02                   1Q03
--------------------------------------------------------------------------------
   USD commercial rate                     (9.28)                 (5.10)
--------------------------------------------------------------------------------
   CDI                                      4.98                   5.68
--------------------------------------------------------------------------------
   IPCA                                     6.56                   5.13
--------------------------------------------------------------------------------
   TR - Reference rate                      0.90                   1.28
--------------------------------------------------------------------------------

9. Forthcoming Events

9.1. Teleconference - Results for the First Quarter of 2003

Date: May 5, 2003

In Portuguese:
16h30 (São Paulo time)
Brazil: (0xx11) 4613-0501
International: (+5511) 4613-0501
Conference Call ID: 473 or Bradesco

In English:
14h30 (São Paulo time)
USA: (+1 888) 694-4502 (Toll Free)
Brazil: (0800) 891-5046
International: (+1 973) 935-8511
Conference Call ID: 473 or Bradesco

Simultaneous webcast: www.bradesco.com.br

Additional information can be obtained from our Investor Relations Team:

Contacts:

Jean Philippe Leroy                      Bernardo Garcia
Technical Director of Investor Relations Executive Manager of Investor Relations
Phone: (# 55 11) 3684-9229               Phone: (# 55 11) 3684-9302
e-mail: 4260.jean@bradesco.com.br        e-mail: 4260.bernardo@bradesco.com.br

The  information  contained in this document may include  future  considerations that reflect the current  perception and  perspectives of Banco Bradesco’s Board of Executive Officers on developments in the macroeconomic  environment,  sector conditions,  interest rates,  performance and the Bank’s financial results.  Any statements,  expectations,  capacities,  plans and conjectures contained in this document  and  which  do not  describe  historical  facts,  such as  information regarding the declaration of the payment of dividends,  the future  direction of operations,  implementation of significant  operating and financial  strategies, the investment program,  factors or trends which affect the financial condition, liquidity or results of operations,  are future  considerations  of significance provided for in the “U.S. Private Securities  Litigation Reform Act” of 1995 and
contemplate  various risks and  uncertainties.  There is no guarantee  that such
results  will  occur.   The  statements   are  based  on  various   factors  and
expectations, including economic and market conditions, industry competitiveness and  operating  factors.  Actual  results  could be  materially  different  from
Bradesco’s  present  expectations  in the  event  of  possible  changes  to such expectations and factors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 08, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.